Exhibit (a)(5)(N)

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, California 94608

February 1, 2022

Dear Stockholder:

We are pleased to inform you that, on January 18, 2022, Zogenix, Inc. (“Zogenix”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with UCB S.A. (“Parent”) and Zinc Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on February 1, 2022, a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.001 per share (the “Shares”), at a price per Share of (i) $26.00, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into Zogenix, with Zogenix surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) held in the treasury by Zogenix or owned by Zogenix or any direct or indirect wholly owned subsidiary of Zogenix and Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the effective time of the Merger (the “Effective Time”) or (ii) outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Delaware law) will be canceled and converted into the right to receive the Offer Price, without interest and less any applicable tax withholding.

The Board of Directors of Zogenix (the “Board”), among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the Delaware General Corporation Law as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Zogenix’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Zogenix’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated February 1, 2022, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 p.m., New York City time, on March 1, 2022, unless extended in accordance with the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ STEPHEN J. FARR

Stephen J. Farr, Ph.D.

President and Chief Executive Officer